

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

March 8, 2010

Jack L. Stapleton
Chief Financial Officer
Alternative Energy Partners, Inc.
2400 E Commercial Boulevard, Suite 201
Fort Lauderdale, FL 33308

      RE: **Alternative Energy Partners, Inc.**
               Form 10-K for the Year Ended July 31, 2009
               Form 10-Q for the Quarter Ended October 31, 2009
               File No. 333-154894

Dear Mr. Stapleton:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

                     Sincerely,

                     Rufus Decker
                     Accounting Branch Chief